October 2, 2024

Glenn Sanford
Founder, Chief Executive Officer and Chair of the Board eXp World Holdings, Inc.
2219 Rimland Drive, Suite 301
Bellingham, WA 98226

       Re: eXp World Holdings, Inc.
           Definitive Proxy Statement on Schedule 14A
           Filed March 27, 2024
           File No. 001-38493
Dear Glenn Sanford:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Disclosure Review
Program
cc:   Ali Nardali, Esq.